FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           March 13, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	13th March 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.            Reporting Issuer

            Indo-Pacific Energy Ltd.

            284 Karori Rd

            Karori

            New Zealand

Item 2.            Date of Material Change

            On or about March 4th, 2003

Item 3.            Press Release

March 4th, 2003 Wellington, New Zealand

Item 4.            Summary of Material Change

Indo-Pacific News on Cheal Flow Testing and Other Developments.

Wellington, New Zealand – March 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that operations have commenced at the Cheal site, and it is expected that production testing of the gas and oil bearing sands in the Cheal-1 and Cheal-2 wells will commence later this month

Item 5.            Full Description of Material Change

Indo-Pacific News on Cheal Flow Testing and Other Developments.

Wellington, New Zealand – March 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that operations have commenced at the Cheal site, and it is expected that production testing of the gas and oil bearing sands in the Cheal-1 and Cheal-2 wells will commence later this month. The rig arrived from the US during February, and was located on the Cheal site last week. The Cheal-2 wellhead and surface plug have been exposed, and site works are in progress. The intention is to conduct a one month flow test of each well, in order to establish Proven reserves such that a gas market can be secured and development of the field can proceed. The Cheal-1 & Cheal-2 wells both produced gas and oil at economic rates when originally tested in the mid 90’s, and the rapidly strengthening New Zealand gas market has now made the field a viable development project. Following these production tests, a Cheal-3 well will be considered. Cheal is well situated near to several gas markets and infrastructure pipelines. A farmout agreement has been entered into with IRM (Malaysia) Inc., a company associated with Claire Energy Pty Ltd., which will see them fund 44% of the Cheal production tests and a following well, in order to acquire 33% interest in PEP 38738. Following this deal, Indo’s equity  in the permit will become 33.5%.

The Company also advises that the Kaimata 3D seismic survey, being acquired under the Company’s management over a 30 sq mile area of onshore Taranaki including Indo’s PEP’s 38741, 38748 and PPP38761 is now 50% completed. Field conditions for the survey were excellent, hence seismic data quality is good. Indo-Pacific is confident that this high quality data will enable the identification of any potential drilling targets within the area.

The seismic survey vessel ‘Polar Duke’, which was in New Zealand waters working for Shell, recently completed a 30 mile seismic survey  over the Amanda Prospect in Indo-Pacific’s  offshore Taranaki permit PEP 38480 (INDOF 75%); adjacent to Shell’s giant Pohokura gas-condensate field. Weather conditions for the survey were excellent; and high quality data were acquired, which will be AVO processed to define evidence for gas within the Kapuni reservoir sands in Amanda, as at Pohokura.

The Kahili Marketing Study has identified three main options for sale of gas from the field, and marketing proposals are being obtained from the parties involved. It is expected that the Kahili Field (INDOF 45%) will be in production in the latter part of 2003. A recent pressure survey in Kahili-1A/B provided the basis for a substantial upgrade in reserves, while laboratory analysis of the well stream reveals that in addition to nearly 40 barrels of condensate per million cubic foot of gas, there are also some 35 barrels per million of LPG’s (Liquefied Petroleum Gases), which add significantly to the market value of the wellstream, especially at present high prices. Options for enhancing the flow rates from the well are being considered; and the other exploration and appraisal options in the permit are also being evaluated for future drilling.

In PMP 38148, the court case with Greymouth Petroleum over the Goldie-1 well and oil pool is scheduled to commence on March 17 in the High Court in Wellington. Meanwhile, testing of the Tabla-1 well and the Ngatoro-A waterflood remain on hold due to Greymouth’s continuing veto on activity.

Item 6.            Reliance on Section 85(2) of the Act

            N/A

Item 7.            Omitted Information

            None

Item 8.            Senior Officers

                                    David Bennett, President and Chief Executive Officer

Item 9.            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

March 4, 2003   “David Bennett”            _______________________________

            David Bennett, President/Chief Executive Officer

            Place of Declaration:  Wellington, New Zealand

Indo-Pacific Drilling News on Cheal Flow Testing and Other Developments., Cheal and Tabla-1

Wellington, New Zealand – March 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that operations have commenced at the Cheal site, and it is expected that production testing of the gas and oil bearing sands in the Cheal-1 and Cheal-2 wells will commence later this month. The rig arrived from the US during February, and was located on the Cheal site last week. The Cheal-2 wellhead and surface plug have been exposed, and site works are in progress. The intention is to conduct a one month flow test of each well, in order to establish Proven reserves such that a gas market can be secured and development of the field can proceed. The Cheal-1 & Cheal-2 wells both produced gas and oil at economic rates when originally tested in the mid 90’s, and the rapidly strengthening New Zealand gas market has now made the field a viable development project. Following these production tests, a Cheal-3 well will be considered. Cheal is well situated near to several gas markets and infrastructure pipelines. A farmout agreement has been entered into with IRM (Malaysia) Inc., a company associated with Claire Energy Pty Ltd., which will see them fund 44% of the Cheal production tests and a following well, in order to acquire 33% interest in PEP 38738. Following this deal, Indo’s equity  in the permit will become 33.5%.

The Company also advises that the Kaimata 3D seismic survey, being acquired under the Company’s management over a 30 sq mile area of onshore Taranaki including Indo’s PEP’s 38741, 38748 and PPP38761 is now 50% completed. Field conditions for the survey were excellent, hence seismic data quality is good. Indo-Pacific is confident that this high quality data will enable the identification of any potential drilling targets within the area.

The seismic survey vessel ‘Polar Duke’, which was in New Zealand waters working for Shell, recently completed a 30 mile seismic survey  over the Amanda Prospect in Indo-Pacific’s  offshore Taranaki permit PEP 38480 (INDOF 75%); adjacent to Shell’s giant Pohokura gas-condensate field. Weather conditions for the survey were excellent; and high quality data were acquired, which will be AVO processed to define evidence for gas within the Kapuni reservoir sands in Amanda, as at Pohokura.

The Kahili Marketing Study has identified three main options for sale of gas from the field, and marketing proposals are being obtained from the parties involved. It is expected that the Kahili Field (INDOF 45%) will be in production in the latter part of 2003. A recent pressure survey in Kahili-1A/B provided the basis for a substantial upgrade in reserves, while laboratory analysis of the well stream reveals that in addition to nearly 40 barrels of condensate per million cubic foot of gas, there are also some 35 barrels per million of LPG’s (Liquefied Petroleum Gases), which add significantly to the market value of the wellstream, especially at present high prices. Options for enhancing the flow rates from the well are being considered; and the other exploration and appraisal options in the permit are also being evaluated for future drilling.

 In PMP 38148, the court case with Greymouth Petroleum over the Goldie-1 well and oil pool is scheduled to commence on March 17 in the High Court in Wellington. Meanwhile, testing of the Tabla-1 well and the Ngatoro-A waterflood remain on hold due to Greymouth’s continuing veto on activity.

For further information on all the above see past releases and other material on www.indopacific.com

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.